EXHIBIT 99.1

Thomson Reuters Announces Definitive Agreement to Sell its Healthcare Business to Veritas Capital for $1.25 Billion

NEW YORK, April 23, 2012 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has entered into a definitive agreement to sell its Healthcare business to an affiliate of Veritas Capital for $1.25 billion in cash.

The sale is subject to regulatory approval and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in the next few months. The sale is not subject to any financing condition. Veritas has obtained debt financing commitments for the transaction.

The Healthcare business provides data, analytics and performance benchmarking solutions and services to hospitals, health systems, employers, health plans, government agencies and healthcare professionals. With leading assets and solutions such as MarketScan, Advantage Suite, Micromedex, CareDiscovery and ActionOI, coupled with expert services and analysis, the Healthcare business provides its customers with solutions to identify savings, improve outcomes, fight fraud and abuse and more efficiently manage their healthcare operations.

“We are proud of our colleagues who built a very strong Healthcare business,” said James C. Smith, chief executive officer of Thomson Reuters. “I know they will continue to serve their customers with the same high standards under new ownership. With the completion of the divestiture, Thomson Reuters will be even more focused on our core global businesses.”

“The Healthcare business of Thomson Reuters is the preeminent healthcare analytics company in the industry today,” said Robert McKeon, chairman of Veritas Capital. “The acquisition will provide us with a unique and exciting opportunity to add a truly outstanding business and world-class management team to our portfolio and we look forward to building upon our experience in the healthcare analytics market. We look forward to welcoming the business and its talented employees, including its talented management team led by Mike Boswood, into the Veritas family.”

“We are excited to become part of Veritas Capital. Veritas is committed to helping us continue to grow and expand our business and our customers should expect the same level of high quality services after the transaction closes,” said Mike Boswood, president of the Healthcare business.

Morgan Stanley and Allen & Company are acting as financial advisors to Thomson Reuters for the proposed divestiture. Covington & Burling LLP is acting as legal counsel for Thomson Reuters.

About Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to http://thomsonreuters.com.

About Veritas Capital
Founded in 1992 and headquartered in New York, Veritas Capital is a leading private equity investment firm that invests in companies that provide critical products and services to government and commercial customers worldwide.  Since its founding, Veritas Capital has been involved as the lead investor in transactions totaling more than $14 billion in value.

Thomson Reuters Announces Definitive Agreement to Sell its Healthcare Business to
Veritas Capital for $1.25 Billion

April 23, 2012

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release about the Healthcare business and Thomson Reuters expectations regarding the timing for the closing of the sale are forward-looking. These forward-looking statements are based on certain assumptions and reflect Thomson Reuters current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There can be no assurance that the sale of the Healthcare business will be completed. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

Thomson Reuters

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Veritas Capital
+ 1 212 415 6700
www.veritascapital.com